Exhibit to Accompany
Item 77J (b)
Form N-SAR
La Crosse Funds
(the Funds)


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) Determination,
Disclosure and Financial Statement Presentation of
Income, Capital Gain and Return of Capital
Distributions by Investment Companies, the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at October 31, 1999, in the La Crosse Large Cap
Stock Fund (the Fund) an entry was recorded to undistributed net investment income to reduce paid in capital by $4,695.


This reclassification has no impact on the net assets of the Fund and it is designed to present the Funds accumulated net realized income and gain accounts on a tax basis.